Frazer Frost, LLP Letterhead

Consent of Independent Registered Public Accounting Firm

To The Board of Directors
Rino International Corporation and subsidiaries

We consent to the use of our report dated March 29, 2010, with respect to the consolidated balance sheets of Rino International Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009 to include in this Annual Report (Form 10-K) for Rino International Corporation.

/S/ Frazer Frost, LLP

Brea, California

March 31, 2010